Pricing supplement no. 932
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 49-III dated December 17, 2007

Registration Statement No. 333-130051
Dated January 17, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $4,500,000 98% Principal Protected Notes Linked to the Performance of a Weighted Basket of Five Currencies Relative to the U.S. Dollar due January 21, 2010

General

- The notes are designed for investors who seek exposure to the appreciation of a weighted basket of five currencies relative to the U.S. dollar from the pricing date through and including the Observation Date. Investors should be willing to forgo interest payments while seeking 98% principal protection at maturity (2% of your principal amount is at risk).
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 21, 2010[†].
- Cash payment at maturity of 98% of principal plus the Additional Amount, as described below.
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on January 17, 2008 and are expected to settle on or about January 23, 2008.

Key Terms

Basket: A weighted basket of five currencies (each a "Basket Currency," and together, the "Basket Currencies") that measures the performance of the Basket Currencies relative to the U.S. dollar (the "Basket").

Basket Currency Weights: The following table sets forth the Basket Currencies, the Starting Spot Rate[*] for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:

Basket Currency	Starting Spot Rate[*]	Reuters Page	Percentage Weight of Basket
Chinese Renminbi (CNY)	0.13784	SAEC	30%
Hong Kong Dollar (HKD)	0.12815	ECB37=(HKD/EUR)/(USD/EUR)	26%
Singapore Dollar (SGD)	0.69832	ABSIRFIX01	19%
New Taiwan Dollar (TWD)	0.03098	TAIFX1	15%
Malaysian Ringgit (MYR)	0.30523	ABSIRFIX01	10%

[*] The Starting Spot Rate for each Basket Currency was one divided by the amount of such Basket Currency per U.S. Dollar and was determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page PS-3 of this pricing supplement.

Reference Currency: The U.S. dollar

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $980 plus the Additional Amount, which may be zero.

Partial Principal Protection Percentage: 98% principal protection (2% of your principal amount is at risk).

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero.

Participation Rate: 120%

Basket Return:
$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date, which was January 17, 2008.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level on any currency business day will be calculated as follows:

100 x [1 + (CNY Return * 30%) + (HKD Return * 26%) + (SGD Return * 19%) + (TWD Return * 15%) + (MYR Return * 10%)]

Each of the CNY Return, SGD Return, TWD Return and MYR Return reflects the performance of the respective Basket Currency, expressed as a percentage, from the non-HKD Starting Spot Rate of the respective Basket Currency to the non-HKD Spot Rate of such Basket Currency on such currency business day. The non-HKD Spot Rate of each Basket Currency on a given date is equal to one divided by the applicable amount reported by Reuters Group PLC on page SAEC (for the CNY Return), page ABSIRFIX01 (for the SGD Return and the MYR Return), or page TAIFX1 (for the TWD Return), as applicable, at approximately 11:00 a.m., New York City time, on such date (each a "non-HKD Spot Rate"), and are expressed as one divided by the amount of Basket Currency per one unit of the Reference Currency.

The HKD Return reflects the performance of the Hong Kong Dollar, expressed as a percentage, from the HKD Starting Spot Rate of the Hong Kong Dollar relative to the U.S. dollar on such currency business day (the "HKD Spot Rate," and together with the non-HKD Spot Rates, the "Spot Rates") to the HKD Spot Rate on such currency business day. The HKD Spot Rate on a given date is equal to one divided by the quotient of (x) Hong Kong Dollar per one European Union euro as reported by Reuters Group PLC on page ECB37 divided by (y) U.S. dollars per one European Union euro as reported by Reuters Group PLC on page ECB37, at approximately 11:00 a.m., New York City time, on such date.

For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 49-III.

Observation Date: January 15, 2010[†]

Maturity Date: January 21, 2010[†]

CUSIP: 48123MQE5

[†] Subject to postponement as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 49-III.

Investing in the 98% Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 49-III and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$9	$991
Total	$4,500,000	$40,500	$4,459,500

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $9.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $4.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-27 of the accompanying product supplement no. 49-III.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 17, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-III dated December 17, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 17, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 49-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 49-III dated December 17, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005420/e29564_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Basket Currency, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the Chinese Renminbi, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Beijing, People's Republic of China, (ii) with respect to the Hong Kong Dollar, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Hong Kong, (iii) with respect to the Singapore Dollar, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Singapore, (iv) with respect to the New Taiwan Dollar, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Taipei, Taiwan and (v) with respect to the Malaysian Ringgit, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Kuala Lumpur, Malaysia and Singapore.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 120%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth in the following table and graph and on the following page are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and the graph and examples on the following page have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (120%)	Additional Amount		Principal		Payment at Maturity
180	80%	96.00%	$960.00	+	$980.00	=	$1,940.00
170	70%	84.00%	$840.00	+	$980.00	=	$1,820.00
160	60%	72.00%	$720.00	+	$980.00	=	$1,700.00
150	50%	60.00%	$600.00	+	$980.00	=	$1,580.00
140	40%	48.00%	$480.00	+	$980.00	=	$1,460.00
130	30%	36.00%	$360.00	+	$980.00	=	$1,340.00
120	20%	24.00%	$240.00	+	$980.00	=	$1,220.00
110	10%	12.00%	$120.00	+	$980.00	=	$1,100.00
105	5%	6.00%	$60.00	+	$980.00	=	$1,040.00
100	**0%**	**0.00%**	**$0.00**	**+**	**$980.00**	**=**	**$980.00**
90	-10%	N/A	$0.00	+	$980.00	=	$980.00
80	-20%	N/A	$0.00	+	$980.00	=	$980.00
70	-30%	N/A	$0.00	+	$980.00	=	$980.00
60	-40%	N/A	$0.00	+	$980.00	=	$980.00
50	-50%	N/A	$0.00	+	$980.00	=	$980.00
40	-60%	N/A	$0.00	+	$980.00	=	$980.00
30	-70%	N/A	$0.00	+	$980.00	=	$980.00
20	-80%	N/A	$0.00	+	$980.00	=	$980.00

98% Principal Protected Notes Payment at Maturity



$2,000.00
$1,850.00
$1,700.00
$1,550.00
$1,400.00
$1,250.00
$1,100.00
$950.00
$800.00
$650.00
$500.00
Payoff at Maturity
Cash Investment in Basket
Note Payoff at Maturity
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Basket Return

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $240 and the final payment at maturity is equal to $1,220 per $1,000 principal amount note, calculated as follows:

$980 + ($1,000 x [(120-100)/100] x 120%) = $1,220

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $980, reflecting a loss of 2% of principal.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.

Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $120 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$980 + ($1,000 x [(110-100)/100] x 120%) = $1,100

Selected Purchase Considerations

- 98% PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 98% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- APPRECIATION POTENTIAL — The payment on the notes at maturity will exceed the principal amount of the notes if the Basket Return is at least 1.67%. At maturity, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero.
- DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Basket Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Basket during the period from the pricing date through and including the Observation Date. The Basket derives its value from a weighted group of currencies consisting of the Chinese Renminbi, the Hong Kong Dollar, the Singapore Dollar, the New Taiwan Dollar and the Malaysian Ringgit.
- TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 49-III. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, although not entirely free from doubt, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.
- COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the "comparable yield" is an annual rate of 3.1745%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity equal to $1,064.86.
  Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
January 23, 2008 through December 31, 2008............................	$29.93	$29.93
January 1, 2009 through December 31, 2009..............................	$32.96	$62.89
January 1, 2010 through January 21, 2010................................	$1.97	$64.86

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments —
98% Principal Protected Notes Linked to the Performance of a Weighted Basket of Five Currencies Relative to the U.S. Dollar
TS- 2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any of contracts related to the Basket Currencies. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 49-III dated December 17, 2007.

- **YOUR INVESTMENT MAY RESULT IN A 2% LOSS AT MATURITY** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Furthermore, the Basket Return must be at least 1.67% for you to receive at least 100% of the principal amount of your notes at maturity. **You will receive no more than 98% of the principal amount of your notes if the Basket Return is zero or negative and you will not receive the full principal amount of your notes at maturity if the Basket Return is less than 1.67%.**

- **THE NOTES MIGHT NOT PAY MORE THAN 98% OF THE PRINCIPAL AMOUNT AT MATURITY** —If the Ending Basket Level does not exceed the Starting Basket Level the Additional Amount will be zero. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the Maturity Date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near the Observation Date. **You will receive no more than $980 for each $1,000 principal amount note at maturity if the Basket Return is zero or negative.**

- **CURRENCY MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Basket Currencies relative to the U.S. dollar and, with respect to the Hong Kong Dollar, the aggregate performance of the Hong Kong Dollar relative to the European Union euro as well as the aggregate performance of the U.S. dollar relative to the European Union euro. For example, the value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Basket Currencies.

- **YOU WILL LOSE PART OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT IN THE NOTES IF THE BASKET DOES NOT APPRECIATE BY AT LEAST 1.67%** — If the Basket Return is less than 1.67%, your payment at maturity will be less than the principal amount of your notes. The minimum payment you will receive for each $1,000 principal amount note held to maturity is $980. You will incur a loss of principal if the Basket Return is less than 1.67%.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market.

- **CHANGES IN THE VALUE OF THE WEIGHTED BASKET CURRENCIES MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performance of the Chinese Renminbi, the Hong Kong Dollar, the Singapore Dollar, the New Taiwan Dollar and the Malaysian Ringgit relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to China, Hong Kong, Singapore, Taiwan and Malaysia and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Singapore Dollar may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the New Taiwan Dollar.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this pricing supplement. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Basket Currencies exceeds that reflected in the publicly available information, each affected Basket Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Basket Currencies and the U.S. dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in each of the Basket Currencies' countries and in the United States;
  - the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
  - changes in correlation between the Basket Currency exchange rates;
  - suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. dollar;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
98% Principal Protected Notes Linked to the Performance of a Weighted Basket of Five Currencies Relative to the U.S. Dollar

TS- 3

Historical Information

The first five graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) from January 3, 2003 through January 11, 2008. The exchange rates of the Chinese Renminbi, the Hong Kong Dollar, the Singapore Dollar, the New Taiwan Dollar and the Malaysian Ringgit, at approximately 11:00 a.m., New York City time, on January 17, 2008, were 7.2545, 7.8036, 1.4320, 32.28 and 3.2762, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Basket Currency per one U.S. dollar, which is the inverse of the conventional market quotation for each Basket Currency set forth in the first five graphs on the following page.

The last graph below shows the weekly performance of the Basket from January 3, 2003 through January 11, 2008, assuming that the Basket Closing Level on January 3, 2003 was 100, that each Basket Currency had the weighting specified on the front cover of this pricing supplement and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 11:00 a.m., New York City time, that would be derived from the applicable Reuters page.













JPMorgan Structured Investments —
98% Principal Protected Notes Linked to the Performance of a Weighted Basket of Five Currencies Relative to the U.S. Dollar

TS- 4

The Spot Rates of the Chinese Renminbi, the Hong Kong Dollar, the Singapore Dollar, the New Taiwan Dollar and the Malaysian Ringgit, at approximately 11:00 a.m., New York City time, on January 17, 2008, were 0.13784, 0.12815, 0.69832, 0.03098 and 0.30523, respectively, calculated in the manner set forth under "Key Terms — Basket Currency Weights" on the cover of this pricing supplement.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.